November 9, 2005

By Facsimile and U.S. Mail

James F. Hughey, Jr.
Michael D. Waters
Balch & Bingham LLP
1901 Sixth Avenue North
Suite 2600
Birmingham, Alabama 35203-4644

	Re:	Vesta Insurance Group, Inc.
		Soliciting Materials Pursuant to Rule 14a-12
		Filed November 4, 2005

Dear Messrs. Hughey and Waters:

	We have the following comments on the above-referenced filing:
1. We note that Vesta has been ordered to hold its annual meeting November 17, 2005. On August 2, 2005, counsel informed us that the company was planning to file a preliminary proxy statement on
Schedule 14A once its audit was completed and the required financial information was available. Since August, Vesta has filed various soliciting materials pursuant to Rule 14a-12, such as the filing referenced above. Vesta continues to disclose in its soliciting materials that it "intends to file . . . a proxy statement regarding the election of directors at the annual meeting." During the past two days, counsel has informed us that the audit remains unfinished and, at this time, Vesta is unable to comply with the requirements of
Regulation 14A or Regulation 14C with respect to the November 17, 2005 meeting. Tell us when the audit will be completed. It is unclear how Vesta has determined that it may hold its meeting and also comply with the Requirements of Regulation 14A or 14C.
Please
provide us your detailed analysis in this regard.
2. As you know, parties intending to rely upon Rule 14a-12 in making proxy solicitations may only do so to the extent that they intend to file a proxy statement and solicit proxies. See interpretation I.D.3. in the July 2001 Interim Supplement to the Telephone Interpretations Manual publicly available on our website, www.sec.gov. Notwithstanding a party`s intentions, it also must be possible for a party to solicit proxies with a definitive proxy statement in advance of a scheduled meeting. Because the time period has passed for Vesta to be able to comply with these requirements in connection with the November 17, 2005 meeting, it appears Vesta should discontinue all soliciting activities until it is able to comply with Regulation 14A or 14C.
3. Counsel has also informed us that Vesta mailed a one page notice to security holders on Friday, November 4, 2005, which provided security holders with notice of the meeting. Although the notice appears to be soliciting material, it does not appear that the notice was filed pursuant to Regulation 14A, nor does it contain the legend information. Provide us your analysis regarding Vesta`s compliance with Regulation 14A or 14C in mailing this notice.
Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

*  *  *

      Please respond to these comments promptly, submitting your response letter in EDGAR under the label "CORRESP." If you do not agree with our comments, please tell us why in your response. Direct any questions to me at (202) 551-3262. You may also contact me by facsimile at (202) 772-9203.

      Sincerely,



      Abby Adams
      Special Counsel
      Office of Mergers and Acquisitions
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James F. Hughey, Jr.
Michael D. Waters
November 9, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE